THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

(2) PROPOSED APPOINTMENT OF DIRECTORS

AND

(3) NOTICE OF EGM

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Thursday, 24 January 2013.

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

7 December 2012

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	4

NOTICE OF EXTRAORDINARY GENERAL MEETING	10

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.12% equity interest in the Company as at the Latest Practicable Date

“CSRC”	the China Securities Regulatory Commission

“Directors”	the directors of the Company

“EGM”	the first extraordinary general meeting of 2013 of the Company to be convened at 9:30 a.m. on Thursday, 24 January 2013, or any adjournment thereof, to separately consider and, if thought fit, approve, among other things, the Proposed Amendment and the Proposed Appointment

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	4 December 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Proposed Amendment”	the proposed amendment to the Articles of Association

“Proposed Appointment”	the proposed appointment of Ms. Yang Li Hua as the non-executive Director and Mr. Li Shao Bin as the executive Director

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the holder(s) of the Shares

“Share(s)”	the share(s) of RMB 1.00 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
278 Ji Chang Road
Non-Executive Directors:	Guangzhou
Si Xian Min (Chairman of the Board)	PRC 510405
Wang Quan Hua
Yuan Xin An

Executive Directors:
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

7 December 2012

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

(2) PROPOSED APPOINTMENT OF DIRECTORS

AND

(3) NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the Company’s announcement dated 6 December 2012 in relation to the Proposed Amendment and the Proposed Appointment.

LETTER FROM THE BOARD

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Proposed Amendment and the Proposed Appointment; and (2) to give you notice of the EGM to consider and, if thought fit, to approve resolutions in relation to, among other things, the Proposed Amendment and the Proposed Appointment.

2.	PROPOSED AMENDMENT

A special resolution will be proposed at the EGM to approve the Proposed Amendment in order to further clarify the profit distribution matters of the Company and to enable the Articles of Association to satisfy the requirements under the Circular on Further Settling the Issues Concerning the Payment of Cash Dividends by Listed Companies issued by the CSRC. The Board proposes to amend the Articles of Association as follows:

Article 258

Original: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.”

To be amended as: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).”

Article 267

Original: “The Company may distribute dividends in the following manners: (1) cash; (2) shares.”

To be amended as: “(I) Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall propose a profit distribution plan and the independent directors shall express their independent opinions thereon. After which the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to completion of administrative and approval procedures (if required).

LETTER FROM THE BOARD

(II) If the Company records a profit for the reporting period and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall provide an internet voting platform for shareholders.

(III) The supervisory committee of the Company shall monitor the execution of profit distribution policy and the planning and decision-making procedures for shareholder return carried out by the board of directors and the management. In formulating the profit distribution policy of the Company, the opinions and requests of the shareholders, especially those of the minority shareholders, shall be extensively consulted, and the concerns of minority shareholders shall be addressed in a timely manner.

(IV) The Company shall disclose in details its formulation and implementation of cash dividends policy in its regular published reports; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in details the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends.

(V) In the event that the profit distribution policy needs to be adjusted by reason of promulgation of new requirements on the profit distribution policy of listed companies by PRC laws and regulations and securities regulatory authorities, or due to significant changes of external operating environment or operating condition of the Company, for the purpose of protecting the interests of the shareholders, the directors of the Company shall carefully examine and describe the reasons for such adjustment and strictly follow the decision-making procedures. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting by more than two-thirds of the shareholders present at the meeting.”

Article 268

Original: “For distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years.

Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years stated earlier in this Article.”

LETTER FROM THE BOARD

To be amended as: “The Company adopts the following profit distribution policy:

(I) Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

(II) Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

(III) Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

(IV) Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

(V) Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Article.”

LETTER FROM THE BOARD

It is proposed that the general meeting shall authorize the Board to make appropriate amendments to the Articles of Association whenever necessary in the process of submitting the same for approval, as required from time to time by the relevant regulatory authorities, administration of industrial and commercial registration as well as the stock exchange.

The Proposed Amendment is subject to Shareholders’ approval at the EGM and will become effective after registration with the relevant government authorities in the PRC.

3.	PROPOSED APPOINTMENT

According to the Articles of Association and the relevant listing rules, (1) the nomination of Ms. Yang Li Hua as the non-executive Director of the Sixth Session of the Board; and (2) the nomination of Mr. Li Shao Bin as the executive Director of the Sixth Session of the Board shall be submitted to the EGM for consideration and approval by the Shareholders.

The biographical details of Ms. Yang Li Hua and Mr. Li Shao Bin are as follows:

Ms. Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang started her career in 1973, and served as the Captain of the in-flight service team, manager of in-flight service division and Vice-Captain of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the passenger cabin service division of Air China International Corporation in September 2000; the Vice President of Air China International Corporation in October 2002; the Vice President of Air China Limited in September 2004; and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the President of the Labour Union of CSAHC. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd, which is 40% owned by the Company and 60% owned by CSAHC.

Mr. Li Shao Bin, aged 47, graduated with a bachelor degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li started his career in 1984, and served as the Deputy Head of Promotion Department of the Company; the Director of Political Department of Guangzhou Flight Operations Division of the Company; and the Director of Political Department and Vice Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. From March 2006 to August 2012, Mr. Li acted as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company. Since August 2012, Mr. Li has been appointed as the Chairman of the Labour Union of the Company.

LETTER FROM THE BOARD

As at the Latest Practicable Date, saved as disclosed, none of the above director candidates has held any directorships in other publicly listed companies in the last three years. If Ms. Yang is appointed as a non-executive Director and Mr. Li is appointed as an executive Director, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the Sixth Session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, Ms. Yang will not receive remuneration from the Company and shall be paid and be subject to performance evaluation by CSAHC; the annual basic emolument of Mr. Li is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB199,000 for an executive Director. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009.

As at the Latest Practicable Date, save as disclosed, none of the above director candidates had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and none of the above director candidates had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the Proposed Appointment that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

4.	EGM

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Thursday, 24 January 2013 to consider and, if thought fit, approve, among other matters, the Proposed Amendment and the Proposed Appointment.

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company’s register of members will be closed from Tuesday, 25 December 2012 to Thursday, 24 January 2013, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Monday, 24 December 2012, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the EGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 4 January 2013 and (ii) the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the EGM and voting in person if you so wish.

LETTER FROM THE BOARD

5.	RECOMMENDATION OF THE BOARD

The Directors consider that the Proposed Amendment and the Proposed Appointment are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Proposed Amendment and the Proposed Appointment.

By Order of the Board
Si Xian Min
Chairman

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

 (Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2013 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 24 January 2013 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 7 December 2012 (the “Circular”):

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as a special resolution:

1.	“THAT the following amendments to the Articles of Association be and are hereby approved;

Article 258

Original: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.”

To be amended as: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).”

NOTICE OF EXTRAORDINARY GENERAL MEETING

Article 267

Original: “The Company may distribute dividends in the following manners: (1) cash; (2) shares.”

To be amended as: “(I) Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall propose a profit distribution plan and the independent directors shall express their independent opinions thereon. After which the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to completion of administrative and approval procedures (if required).

(II) If the Company records a profit for the reporting period and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall provide an internet voting platform for shareholders.

(III) The supervisory committee of the Company shall monitor the execution of profit distribution policy and the planning and decision-making procedures for shareholder return carried out by the board of directors and the management. In formulating the profit distribution policy of the Company, the opinions and requests of the shareholders, especially those of the minority shareholders, shall be extensively consulted, and the concerns of minority shareholders shall be addressed in a timely manner.

(IV) The Company shall disclose in details its formulation and implementation of cash dividends policy in its regular published reports; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in details the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends.

(V) In the event that the profit distribution policy needs to be adjusted by reason of promulgation of new requirements on the profit distribution policy of listed companies by PRC laws and regulations and securities regulatory authorities, or due to significant changes of external operating environment or operating condition of the Company, for the purpose of protecting the interests of the shareholders, the directors of the Company shall carefully examine and describe the reasons for such adjustment and strictly follow the decision-making procedures. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting by more than two-thirds of the shareholders present at the meeting.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

Article 268

Original: “For distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years.

Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years stated earlier in this Article.”

To be amended as: “The Company adopts the following profit distribution policy:

(I) Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

(II) Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

(III) Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(IV) Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

(V) Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Article.”

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

2.	to consider and approve the election of directors of the sixth session of the board of directors of the Company:

2.1	to consider and approve the appointment of Ms. Yang Li Hua as the non-executive director of the sixth session of the board of directors of the Company; and

2.2	to consider and approve the appointment of Mr. Li Shao Bin as the executive director of the sixth session of the board of directors of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	to consider and approve the acquisition of 40 new Boeing B737 series aircraft from the Boeing Company by Xiamen Airlines Company Limited, the subsidiary of the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

7 December 2012

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Xu Jie Bo as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, at the close of trading in the afternoon of Monday, 24 December 2012 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 4 January 2013, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notices of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 24 December 2012.

d.	25 December 2012 to 24 January 2013 (both days inclusive), during which period no transfer of H Shares will be registered.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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